(Translation)

File No. 82-4750

To Whom It May Concern:

October 14, 2005

Name of the Company: Q.P. Corporation
Representative: Yutaka Suzuki
President and Representative Director
(Code No. 2809; the first section of Tokyo Stock Exchange)
Person to contact: Katsuhiko Sasaki
Director and General Manager, Division of Administration
TEL 03-3486-3331

Notice of Issuance of First Series Unsecured Bonds "Q.P. SALAD Bonds"

Q.P. Corporation (the "Company"), at the meeting of its Board of Directors held on September 15, 2005 (Thursday), adopted a resolution for the issuance of the first series unsecured bonds (with a limited inter-bond *pari passu* clause) for private investors to secure funds required for business development in the future, principally.

It is hereby notified that the terms and conditions of the issuance of the bonds were determined today, as described below:

Description

1. Name of the bonds: Q.P. Corporation First Series Unsecured Bonds (with Limited Inter-Bond *Pari Passu* Clause)
   (Nickname: Q.P. SALAD Bonds)
2. Total issue amount: ¥10 billion
3. Amount of each bond: ¥1 million
4. Form of the bonds: Bearer bonds with interest coupons attached

5.	Interest rate:	0.82% per annum
6.	Issue price:	¥100 per ¥100 in face value
7.	Offering period:	October 17, 2005 (Monday) to November 2, 2005 (Wednesday)
8.	Method of offering:	Public offering
9.	Payment date:	November 4, 2005 (Friday)
10.	Redemption date:	November 4, 2009 (four-year bonds, to be redeemed in a lump sum at maturity)
11.	Redemption amount:	¥100 per ¥100 in face value
12.	Interest payment date:	May 4 and November 4 of each year (if such date falls under a banking holiday, the immediately preceding banking business day)
13.	Collateral and guarantee:	There exists no collateral or guarantee on the Bonds and no particular assets are reserved for the Bonds.
14.	Use of proceeds:	To be appropriated for capital investment and the redemption of convertible bonds
15.	Rating:	"A" (single A): Japan Rating and Investment Information, Inc.
16.	Underwriter:	Underwriting syndicate with Daiwa Securities SMBC Co. Ltd. acting as lead manager
17.	Handling securities companies:	Daiwa Securities Co. Ltd. (*1), Nikko Cordial Securities Inc. (*2), Mitsubishi UFJ Securities Co., Ltd., Shinko Securities Co., Ltd. and SMBC Friend Securities Co., Ltd. *1: Entrusted handling securities company for Daiwa Securities SMBC Co. Ltd. *2: Entrusted handling securities company for Nikko Citigroup Limited
18.	Commissioned companies for bondholders:	Sumitomo Mitsui Banking Corporation (Representative of the Commissioned Companies for Bondholders), Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi, Ltd. and The Norinchukin Bank

19. Registrar: Sumitomo Mitsui Banking Corporation

<For reference>

(1) The Bonds will be offered for sale to private investors. The amount of each Bond is ¥1,000,000, which is not so expensive to be subscribed for by a private investor.

(2) Any person who subscribes for the Bond or Bonds during the offering period and thereafter answers the inquiries will win an award of the assortment of products of the Company (for the market value of approximately ¥1,000). The summary of an application for the award is described below:

1) To all subscribers for the Bonds during the offering period (October 17, 2005 (Monday) to November 2, 2005 (Wednesday)), the handling securities companies will send application postcards (containing inquiries).

2) Any person who desires to win an award must fill out the form and send the postcard. No other person than the subscribers can make such application.

3) The deadline for the application is January 10, 2006 (Tuesday) (as indicated by the postmark on the postcard).

4) The award will be delivered in early February 2006.

- E N D -

FILE NO. 82-4750

Q.P. CORPORATION

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING NOVEMBER 30, 2005

(Translation)

October 4, 2005

THE THIRD QUARTERLY REPORT FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2005

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3- 3486-3331

1. Basis of preparation of the third quarterly consolidated financial statements
   (1) Adoption of simplified methods in accounting:
   Income taxes are provided with estimate.
   Accounting to the account titles which do not have significant effects on the consolidated financial statements are provided with the methods based on the simplified accounting procedures.
   (2) Change in accounting method compared to the previous consolidated fiscal year: None
   (3) Change in scope of application in consolidation and equity method:

   Number of companies excluded from consolidation 1 (Aid Co.,Ltd.)

2. Consolidated business results for the nine months ended August 31, 2005 (From December 1, 2004 to August 31, 2005)

(1) Consolidated operating results

	Nine months ended August 31, 2005	Nine months ended August 31, 2004	(Reference) Year ended November 30, 2004
Net sales	¥337,882 million (8.3 %)	¥311,870 million (- %)	¥423,727 million (-3.0 %)
Operating income	¥7,927 million (- 30.1%)	¥11,337 million (- %)	¥15,662 million (-14.2%)
Ordinary income	¥7,944 million (- 29.9%)	¥11,327 million (- %)	¥15,507 million (-11.6%)
Net income	¥3,114 million (- 37.6%)	¥4,989 million (- %)	¥7,006 million (-19.2 %)
Net income per share-primary	¥20.36	¥32.58	¥45.18
Net income per share-diluted	¥18.97	¥30.04	¥41.63

Note:
The percentage figures in the above table are the ratio of the increase or decrease compared to the previous period.

(2) Changes in consolidated financial conditions

	As of August 31, 2005	As of August 31, 2004	(Reference) As of November 30, 2004
Total assets	¥ 271,473 million	¥ 253,036 million	¥ 262,122 million
Shareholder's equity	¥ 128,789 million	¥ 124,389 million	¥ 126,768 million
Equity ratio	47.4%	49.2%	48.4%
Shareholder's equity per share	¥ 842.10	¥ 812.17	¥ 827.17

(3) Cash flows

	Nine months ended August 31, 2005	Nine months ended August 31, 2004	(Reference) Year ended November 30, 2004
Net cash provided by operating activities	¥ 3,405 million	-	¥ 17,377 million
Net cash used in investing activities	¥ -9,597 million	-	¥ -12,806 million
Net cash provided by (used in) financing activities	¥ 3,671 million	-	¥ -8,109 million
Cash and cash equivalents at end of the year	¥ 13,930 million	-	¥ 16,451 million

3. Estimate of consolidated operating results for the fiscal year ending November 30, 2005 (From December 1, 2004 to November 30, 2005):

	Year ending November 30, 2005
Net sales	¥ 455,000 million
Ordinary income	¥ 12,950 million
Net income	¥ 5,670 million
(Reference) Estimate of yearly net income per share	¥ 37.07

(Reference)
Details of Sales

(Millions of yen)

Business segment	Line of products	Nine months ended August 31, 2005	Nine months ended August 31, 2004	Year ended November 30,2004
Foodstuffs	Mayonnaise and dressings	85,911	83,604	111,558
	Fruit applications and cooked foods	36,772	36,770	50,675
	Egg products	68,624	54,753	76,214
	Healthcare products	9,825	10,892	14,291
	Vegetables and salads	71,834	64,314	87,974
	Sub-total	272,968	250,335	340,713
Distribution		64,914	61,535	83,014
	Total	337,882	311,870	423,727

(Note)
Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future consolidated operating results.
As a result, the estimate of consolidated operating results may differ significantly from the actual consolidated operating results due to uncertain various factors.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	As of August 31, 2005	As of November 30, 2004
CURRENT ASSETS:		
Cash and deposits	13,956	17,097
Notes and accounts receivable	68,190	65,665
Securities	27	27
Inventories	21,289	16,247
Deferred tax assets	1,481	1,967
Other	4,636	3,804
Allowance for doubtful accounts	(621)	(614)
Total current assets	108,960	104,195
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	108,387	106,980
Machinery, equipment and transportation equipment	111,539	110,495
Land	39,004	38,750
Construction in progress	4,038	2,266
Other	7,801	7,794
Accumulated depreciation	(153,531)	(147,905)
Total tangible fixed assets	117,239	118,381
Intangible fixed assets		
Consolidation adjustment accounts	71	95
Other	2,813	2,959
Total Intangible fixed assets	2,884	3,054
Investments and other assets		
Investment in securities	21,778	20,273
Deferred tax assets	1,335	1,338
Other	19,102	14,535
Allowance for doubtful accounts	(305)	(246)
Total investments and other assets	41,910	35,901
Total fixed assets	162,035	157,337
DEFERRED ASSETS:		
Business commence costs	477	587
Bond discounts	0	0
Total deferred assets	477	588
Total assets	271,473	262,122

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	As of August 31, 2005	As of November 30, 2004
CURRENT LIABILITIES:		
Notes and accounts payable	39,220	37,395
Short-term loans payable	19,040	11,380
Current portion of bonds	200	200
Current portion of convertible bonds	18,629	18,629
Accounts payable-other	19,081	20,471
Accrued income taxes	1,393	2,598
Reserve for sales rebates	2,231	968
Reserve for bonuses	3,139	1,637
Deferred tax liabilities	4	-
Other	3,770	5,747
Total current liabilities	106,710	99,028
LONG-TERM LIABILITIES:		
Long-term loans payable	11,006	12,577
Deferred tax liabilities	2,247	1,723
Reserve for retirement benefits	2,850	2,423
Reserve for directors' and corporate auditors' retirement pay	1,092	1,609
Other	1,527	1,450
Total long-term liabilities	18,723	19,784
Total liabilities	125,434	118,812
MINORITY INTERESTS	17,250	16,541
SHAREHOLDERS' EQUITY:		
Capital stock	24,104	24,104
Capital surplus	29,418	29,418
Earned surplus	76,946	75,985
Unrealized valuation gain on other securities – net	3,184	1,830
Cumulative foreign currency translation adjustments	(2,366)	(2,263)
Treasury stock	(2,497)	(2,308)
Total shareholders' equity	128,789	126,768
Total liabilities, minority interests and shareholders' equity	271,473	262,122

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Nine months ended August 31, 2005	Nine months ended August 31, 2004
NET SALES	337,882	311,870
COST OF SALES	258,940	231,390
Gross profit	78,942	80,479
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	71,015	69,142
Operating income	7,927	11,337
NON-OPERATING INCOME:		
Interest income and dividend receivable	379	400
Equity income	162	200
Other	404	386
NON-OPERATING EXPENSES:		
Interest expense	398	467
Other	530	530
Ordinary income	7,944	11,327
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	18	13
Gain on sales of investment in securities	137	156
Other	49	32
EXTRAORDINARY LOSSES:		
Loss on sales and disposal of fixed assets	387	317
Loss on sales of investment in securities	0	159
Other	489	630
Net income before income taxes and minority interests	7,273	10,423
Income taxes	3,263	4,667
Income taxes deferred	177	146
Minority interests	717	620
Net income	3,114	4,989

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Nine months ended August 31, 2005	Year ended November 30, 2004
I . CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income before income taxes and minority interests	7,273	14,883
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:		
Depreciation and amortization	9,185	12,614
Amortization of consolidation adjustment accounts	23	32
Equity income	(162)	(268)
Write-down of investment in securities	-	13
Write-down of golf course memberships	58	4
Decrease in reserve for retirement benefits	(2,707)	(4,242)
Decrease in reserve for directors' and corporate auditors' retirement pay	(516)	(11)
Increase (decrease) in reserve for sales rebates	1,262	(158)
Increase (decrease) in reserve for bonuses	1,501	(228)
Increase in allowance for doubtful accounts	66	42
Interest income and dividend receivable	(379)	(527)
Interest expense	398	620
Loss (Gain) on sales of investment in securities	(137)	3
Loss on sales and disposal of fixed assets	368	346
Decrease (increase) in notes and accounts receivable	(2,534)	5,758
Increase in inventories	(5,054)	(769)
Increase (decrease) in notes and accounts payable	1,607	(1,782)
Decrease in accounts payable - other	(812)	(3,308)
Decrease in accrued consumption taxes	(102)	(771)
Directors' and corporate auditors' bonuses paid	(87)	(100)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(29)	(34)
Other	(1,197)	107
Sub total	8,026	22,223
Interest income and dividends received	460	1,032
Interest paid	(251)	(622)
Income taxes paid	(4,830)	(5,255)
Net cash provided by operating activities	3,405	17,377
II . CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities	(19)	(27)
Sales of securities	19	42
Purchases of tangible fixed assets	(7,994)	(12,601)
Purchases of intangible fixed assets	(525)	(1,082)
Purchases of investment in securities	(445)	(2,157)
Sales of investment in securities	1,497	1,827
Loans receivable made	(3,286)	(799)
Collection of loans receivable	1,943	1,139
Disbursements for deposit money in bank	(210)	(3,036)
Withdrawal of time deposits	357	2,690
Other	(934)	1,200
Net cash used in investing activities	(9,597)	(12,806)

	Nine months ended August 31, 2005	Year ended November 30, 2004
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowing on short-term loans	57,651	62,063
Repayment of short-term loans	(49,344)	(66,678)
Borrowing on long-term loans	550	4,663
Repayment of long-term loans	(2,771)	(5,868)
Redemption of bonds	-	(1,300)
Paid in from minority shareholders	-	971
Cash dividends paid	(2,066)	(1,838)
Cash dividends paid to minority shareholders	(157)	(114)
Repurchase of treasury stock	(189)	(7)
Net cash provided by (used in) financing activities	3,671	(8,109)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	0	(6)
Ⅴ. DECREASE IN CASH AND CASH EQUIVALENTS	(2,520)	(3,545)
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	16,451	19,868
Ⅶ. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM MERGER OF CONSOLIDATED SUBSIDIARY	-	128
Ⅷ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	13,930	16,451

SEGMENT INFORMATION

(1) Segment information of business line

Nine months ended August 31, 2005 (From December 1, 2004 to August 31, 2005)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	272,968	64,914	337,882	-	337,882
(2) Internal sales or transfers to/from segments	6	18,065	18,071	(18,071)	-
Total	272,974	82,979	355,954	(18,071)	337,882
Operating expenses	263,908	80,184	344,092	(14,137)	329,955
Operating income	9,066	2,795	11,861	(3,933)	7,927

Previous fiscal year (From December 1, 2003 to November 30, 2004)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	340,713	83,014	423,727	-	423,727
(2) Internal sales or transfers to/from segments	15	23,915	23,930	(23,930)	-
Total	340,728	106,929	447,658	(23,930)	423,727
Operating expenses	324,034	102,529	426,564	(18,498)	408,065
Operating income	16,694	4,399	21,094	(5,431)	15,662

(Notes) a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to allocate to segments, mainly belong to the general control division in the head office of the Company, K.System Co.,Ltd. and Kewpie Ai Co., Ltd.

Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 4,108 million and ¥ 5,673 million for the nine months ended August 31, 2005 and the previous fiscal year ended November 30, 2004, respectively.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales for the nine months ended August 31, 2005 and the previous fiscal year ended November 30, 2004, exceeds 90% to the total amount of all segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts for the nine months ended August 31, 2005 and the previous fiscal year ended November 30, 2004, are less than 10% of consolidated sales, respectively.